Exhibit 99.1

Praesidium Investment Management Company, L.L.C

1411 Broadway 29th Floor

New York, NY 10018

Tel: 212-821-1490

Fax: 212-821-1494

Email: info@praesidiumIM.com

September 15, 2017

Progress Software Corporation

14 Oak Park Drive

Bedford, MA 01730

Attention: Board of Directors

To the Board of Directors of Progress Software Corporation:

Praesidium Investment Management Company, LLC (“Praesidium” or “We”) on behalf of its clients owns approximately 8.8% of the outstanding shares of Progress Software Corporation (“Progress” or “the Company”) making us one of the largest shareholders of the Company.

Praesidium manages over $1.4 billion of assets on behalf of some of the world’s most respected university endowments, foundations, and wealthy families.  We invest in a concentrated portfolio of high quality companies and have extensive experience investing in the enterprise software space, with software companies typically comprising 30-40% of our investment portfolio. Praesidium works closely with the management teams and boards of its holdings and has a long history of working constructively with its portfolio companies, which has helped to create significant value for shareholders.

We are writing this letter because we believe that Progress has a unique and compelling opportunity to unlock substantial value for shareholders. Over the course of the last several months, we have gone to great lengths to constructively engage with you, the Board of Directors of Progress (the “Board”), regarding our ideas to drive shareholder value, and regrettably, our attempts at good faith engagement have been met with a series of elaborate obstructive tactics and delays. Unfortunately, through a letter to shareholders issued by the Company on September 12th, the Board has elected to make our private discussions a public matter, which we had hoped to avoid. The Board has also chosen to publicly announce its rejection of a compelling proposal that we presented to the Board for consideration regarding a unique acquisition opportunity for Progress with an unrelated third party, which we believe could create tremendous value for shareholders. We believe the Board did so without properly and seriously evaluating the opportunity. In addition, the initiatives outlined in the Company’s letter to shareholders make it clear that our input with respect to the Company’s failed acquisition strategy and bloated cost structure have not received sufficient consideration. As fiduciaries to our own investors, we have no choice but to make our views public to ensure that all shareholders can form their own conclusions as to the best path forward for the Company. In addition to this letter, we invite the Board and shareholders to review the accompanying presentation that provides greater detail and insight into the Company’s flawed strategy and our plan to drive shareholder value.

Praesidium believes that Progress must move away from the Board’s and management’s repeated, failed attempts to drive top-line growth at any cost through a highly speculative strategy of overpaying for unprofitable, ‘venture capital-type’ businesses – a strategy that has wasted hundreds of millions of shareholder capital. Instead, we believe the Board should reset the strategy of the Company and focus on implementing a proven, repeatable, low risk strategy of operating efficiently, maximizing cash flow, and focusing on return on investment. By pursuing this path, Progress can transform itself into a significant compounder of shareowner wealth.  The new path forward would result in a much lower cost structure better aligned with a low-revenue growth software business, a complete revamping of the Board’s abysmal approach to capital allocation, and would finally allow Progress to reward long-suffering shareholders after years of significant underperformance.

The Board, under the exceptionally poor leadership of Chairman Jack Egan, has overseen the destruction of a massive amount of value by taking Progress’s prodigious cash flow and repeatedly authorizing wildly-speculative acquisitions that have generated no return for shareholders. In fact, these acquisitions, in the aggregate, have not only generated enormous operating losses, but were often subsequently written down or sold for a fraction of what the Company paid for them. We believe the Board’s actions represent an appalling example of capital misallocation.

As we’ll show, from 2003-2014, the Board authorized $757 million worth of acquisitions and subsequently lost $627 million of shareholder capital on those acquisitions (through operating losses, later divestments and Board authorized permanent write-downs). We believe that 18 out of 18 of these acquisitions were complete failures. Further, the Company spent a cumulative $244 million in additional operating expenses in its core business from 2010-2016 trying to drive sales growth in an effort that did not result in a single dollar of additional revenue. Added together, the Board wasted an astounding $871 million of shareholders’ capital from 2003-2016 on the highly speculative strategy of trying to drive top-line growth at any cost.

What should be truly alarming to shareholders is that the Board has refused to learn from its mistakes, demonstrating a dire need for accountability in the boardroom. The Company recently hired its fifth CEO and sixth CFO in just eight years but has continued down the same troubling path. After already wasting massive amounts of shareholder capital, this year the Board authorized two of the most wildly speculative acquisitions the Company has ever made. These two ‘venture capital’ deals represented 70% of the net cash on Progress’ balance sheet and are not expected to generate any material revenue nor cash flow in either the near or intermediate future.

This deeply flawed strategy has led to a substantial underperformance of Progress’s stock compared to each of the NASDAQ Composite Index and NASDAQ Computer Index (Indices selected by Progress for comparison purposes in its 10-K).

For period ending 6/30/17	One Year	Three Year	Five Year	Seven Year
PRGS Cumulative Return	13.93%	30.14%	49.90%	56.22%
NASDAQ Composite	28.41%	44.83%	123.99%	218.59%
PRGS Underperformance	(14.48%)	(14.69%)	(74.09%)	(162.37%)
NASDAQ Computer	38.11%	59.82%	134.53%	254.72%
PRGS Underperformance	(24.18%)	(29.69%)	(84.62%)	(198.51%)
			Source: Bloomberg L.P.

The Destruction of Value at Progress is the Result of Repeated Flawed Growth Strategies

Beginning in the early 2000s, the Company’s core OpenEdge business began to slow; however, given the economics of the business, it has continued to generate enormous amounts of free cash flow each year. The Board’s response to this slowing revenue growth has been to try to buy growth at any cost, irrespective of returns. This flawed strategy has cost shareholders dearly.

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Failed M&A Strategy Part I (2003-2011)

Beginning in 2003, Progress undertook an M&A spree in an attempt to drive growth. From fiscal 2003 through 2011, Progress acquired 14 companies for approximately $458 million. The Board appeared to pay zero attention to driving a return on investment and looked to buy growth at any cost. Those acquired businesses started generating massive operating losses immediately after the acquisition spree began. In fact, the acquired businesses generated cumulative operating losses of $340 million from 2003-2011. Despite repeated growth assurances from management and bullish revenue projections by the Company to shareholders, something management has done over and over again to justify their actions, the acquired businesses began declining meaningfully by 2010. Finally in 2012, the Company decided to sell 12 out of the 14 companies. Those 12 companies were sold for less than half of what Progress paid for them, crystallizing a further loss of $190 million of shareholders’ capital. Altogether the shareholders of Progress suffered a loss of $530 million on the 2003-2011 failed M&A strategy.

Failed Organic Growth Strategy 2011-2016

Beginning in 2011, Progress also substantially ramped up internal expenses in an attempt to drive organic sales growth of the OpenEdge business by selling direct to end customers for their internal applications. From 2010 to 2016, total core operating expenses at Progress soared from $165 million to $204 million, yet this 27% increase in annual expenses did not drive a single dollar of additional revenue to the core business over that time period. Revenue in the core business remained essentially flat despite the enormous increase in organic investments, leading to a large decline in operating income over that period. The cumulative additional operating expenses of $244 million from over those six years was wasted on a failed attempt at organic growth.

Failed M&A Strategy Part II (2013-2016)

After ramping expenses and destroying more shareholder capital while realizing no return, the Board again went down the M&A path in an attempt to drive revenue growth – again, without any regard to cost. The Company purchased four more businesses that culminated in the acquisition of Telerik AD (“Telerik”), by far the Company’s largest acquisition to date. However, as if to follow the same script for prior failed attempts at growth through M&A, this business began to decline soon after the acquisition was completed. As a result, the Board wrote down over a third of the value of Telerik, astonishingly only seven quarters after acquiring the business. The Company’s second failed attempt at buying growth through M&A resulted in write-downs totaling $97.1 million.

In summary, the acquisitions made between 2003 and 2011 resulted in losses of $530 million; the failed organic growth strategy from 2011 to 2016 generated losses of $244 million; and the acquisitions made between 2013 and 2016 generated a further $97.1 million in losses for shareholders. In total, from 2003 to 2016, $871 million of shareholders’ capital was destroyed as a result of the Board’s highly speculative growth strategy and 18 out of 18 acquisitions were complete failures.

In a discussion with Jack Egan regarding the Board’s shortcomings in the due diligence process that would soon lead to the quick and massive write-down of Telerik, Mr. Egan reacted angrily to our questions. He then apologized for his outburst saying that he was angry with himself because he did not understand the Telerik business as well as he should have. This shocking admission by the Chairman of the Board regarding his lack of due diligence and understanding of the largest acquisition in the Company’s history is deeply concerning to us.

The Praesidium team has combed through every press release, conference call, and media interview relating to every single one of the 18 acquisitions from 2003-2014. Not once did anyone at the Company describe or even mention the potential earnings or cash flow any of the acquisitions would generate. Importantly, based on the aggregate shareholder capital allocated to these failed acquisitions, during Mr. Egan’s tenure the Board approved transactions representing 48% of the capital allocated to failed acquisitions; David Krall’s tenure encompasses deals representing 70% of the total dollar volume; during Charles Kane’s time on the Board it authorized 71% of the capital allocated; and Michael Mark was present on the Board for 100% of these disastrous deals.

Failed M&A Strategy Part III (2017-?)

What did the Board do in response to these repeated failures? Did it learn from its past and painful mistakes? Did it seek to instill any level of accountability at the management or Board level? Were new Board members brought on with a demonstrated history of making successful acquisitions to show the existing Board how to properly engage in M&A in a way that generates high ROIs rather than massive losses? Did the Company stop making acquisitions until the Board figured out a way to better forecast the future earnings power of the companies it was looking to acquire since its own forecasts on the previous 18 deals had been off so dramatically?

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As far as we can tell, the answer to each of these questions is an emphatic “no”. Literally just one quarter after writing down Telerik, the largest acquisition in the Company’s history, the Board, under the leadership of Jack Egan, approved two of the most wildly speculative acquisitions the Company has ever made. Progress just spent $79 million, which represents 70% of the net cash on the Company’s balance sheet, to acquire two speculative businesses, DataRPM and Kinvey. Both companies are not expected to generate any material revenue or cash flow in the near future, and Progress has provided no explanation of how the Company arrived at its purchase price for these companies. Progress is repeating its same, misguided strategy to grow at any cost, this time with a new attempt of offering a platform for developers to build cognitive applications.

As Mark Schappel of Benchmark described it:

“PRGS’s foray into machine learning has become more expensive than even we anticipated ($80 million to date) and we think more is needed…To date, the Company has spent nearly $80 million to essentially buy R&D as both acquisitions bring little in the way of meaningful new customers and revenue…PRGS may need to reinvent its corporate culture to support these new technologies, the sales organization has no experience selling ML capabilities, incremental product uptake from PRGS’s ISV channel (the target market) historically has been marginal at best, and PRGS won’t have a meaningful ML solution in the market until FY18 while material revenue from the initiative likely won’t occur until FY19 at the earliest.”1

We don’t know how much due diligence was actually undertaken on these companies, nor do we know how the Board forecasted the expected earnings and cash flow that these acquisitions would generate. However, given the Board’s troubling track record, we believe that its forecasting methodology was deeply flawed in the past and we wonder what changes the Board implemented in its forecasting approach. The Praesidium team, however, has done an enormous amount of work on the potential levels of profitability of these acquisitions. Based on our extensive analysis, we believe that any forecasts the Board may possess that can project an attractive return on investment on these two acquisitions would be fundamentally flawed and unattainable even under the best of circumstances. We believe that we can clearly demonstrate to the Board and to shareholders that it is mathematically impossible to earn a high cash-on-cash return on these investments.

To put it in perspective, with only 30 employees at Kinvey, the Board agreed to a purchase price that represented over $1.6 million per employee for a business that will not contribute to revenue, never mind earnings or cash flow, in the near or intermediate future.

Pressed by analysts and shareholders, Progress CEO Yogesh Gupta had no ability to explain the ridiculous purchase price:

“In terms of the purchase price, obviously, as you know, with a private company, several factors come into play. How much capital has been invested in it, what is the appetite of the sellers, what is the market like. The company actually, Kinvey, was in the middle of raising its second round. So that obviously also comes into play in terms of at what price if they were to buy somebody. So a number of factors, like from a figuring out what price the deal can be done. Obviously, we then look at it and say, if that's the price that the deal is likely to happen does that makes sense for us from our expectations of what the business will be and how it will deliver returns to our shareholders. And so, again, that's how we got to that. So a whole host of inputs, whole number of inputs and horse trading and a deal gets done.”

-      Q2 FY17 earnings call, 6/28/17

This explanation and rationale provided by Mr. Gupta regarding “horse trading” with shareholders’ capital raises serious questions about the Board’s judgment and oversight. The Board’s due diligence seems to consist of it caring first and foremost about getting a deal done at whatever price the sellers are asking, regardless of the future returns. In fact, Mr. Gupta’s rationale, as stated, implies that the returns of investors in the acquired company are taking precedence over the returns of Progress’s own shareholders. Under these circumstances, deal-making itself becomes the primary objective of the diligence process regardless of whether the price makes sense or the acquisition will be successful for shareholders of Progress. This is consistent with the commentary from past earnings calls by Progress, when management failed to ever once discuss the returns acquisitions would generate or how they thought about the prices that were paid. Consequently, Progress’s shareholders have borne the negative impact of this failed approach.

1Mark W. Schappel, “Progress Software Corp. (PRGS) Are Investors Better Served if PRGS Focused on its Legacy Business?,” The Benchmark Company, LLC., July 13, 2017.

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We view the Company’s latest two acquisitions as outright gambles using its shareholders’ capital that the Board has a fiduciary responsibility to protect. When Mr. Gupta first announced that he wanted to take the Company down the path of cognitive applications, he said it would require both internal investments and acquisitions. We met with Mr. Gupta shortly after that and asked him how much he thought it would cost and what returns the Company would generate from those investments.  He refused to answer, saying that he hadn’t provided that information publicly.  We then asked him if the Board had been informed of his estimates of costs and returns, and he refused to answer that as well. We explained that we simply wanted to know if the Board was aware – not to see the numbers – just to find out if he gave the Board estimates. He responded, “I am uncomfortable answering that question.”  All shareholders deserve a straight answer from Mr. Gupta and the Board about the decision-making process and expected return analysis, that led to the expenditure of significant amounts of shareholder capital.

In fact, Chairman Jack Egan was completely unaware that Facebook bought Parse, the best-in-class competitor to Kinvey, in 2013 and subsequently shut down the business due to Amazon, Google, and Microsoft aggressively investing in their own solutions. During our July 10, 2017 meeting with Mr. Egan, we asked him about the level of due diligence and analysis that the Board had conducted prior to announcing the acquisition of Kinvey. Specifically, we asked Mr. Egan about Facebook’s failed acquisition of Parse. Mr. Egan had no knowledge about Facebook buying Parse and having to shut it down.

Here is how the New York Times described it on 1/28/16 in article titled “Facebook to Shut Down Parse”:

“Facebook also would have had to invest untold millions of dollars in capital and, more importantly, engineering talent to get the Parse business fully off the ground to have a better chance at making a dent in competitors like Amazon, Microsoft, and Google.”

The Board authorized a $50 million acquisition without the Chairman even being aware that the largest company in the space had to be shut down by Facebook – a company over 300 times the size of Progress – due to the massive costs required to compete.

$79 million of shareholder capital was spent on two acquisitions representing 89% of Progress’s FY2017 GAAP free cash flow guidance – with no visibility into the expected return on these investments. Based on the Company’s near-perfect track record of engaging in value destructive M&A, we believe this latest attempt at buying growth will fail as surely as the prior 18 attempts.

Board Members Have Sold Shares into Company Buybacks that they Authorized

We believe one of the reasons the Board has seemingly failed in its duty to act as responsible stewards for shareholder capital is a fundamental lack of alignment of interests with Progress shareholders. The entire Board collectively owns only 1.26% of the outstanding shares of Progress.2 Perhaps even more concerning is that the Board has been selling shares aggressively since early 2013, demonstrating a lack of confidence in the Company. In fact, we estimate that the Board sold $8.5 million worth of stock from 2013-2016. Based on our review of the Company’s SEC filings, all of the shares acquired by today’s Board were received in the form of compensation, none through open market purchases. It seems apparent to us that with so little “skin in the game,” the Board does not appear to have the same commitment to shareholder value as we do. We also believe it is incredibly disingenuous for the Board to be allocating significant shareholder capital to negotiating and consummating a series of acquisitions while continuing to sell stock.

Even worse, this Board has been authorizing share buybacks, with shareholder capital, and then members of the Board have been selling shares during the buyback period. This is very alarming to us as it gives rise to serious questions about potential conflicts of interest.

2 Calculated based on shares outstanding as of June 28, 2017, from Progress’s Quarterly Report on Form 10-Q.

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“In our view, there is an inherent conflict of interest when insiders are using the stockholders’ money to buy back shares on the theory that they are undervalued, and at the same time are unloading their own shares. We believe it to be an inherently bad practice. Certainly, when we evaluate whether to bring suit against insiders for securities fraud, it’s something we look for, and when we see it we view it to be very incriminatory.”

-	William Lerach - Lerach Coughlin Stoia Geller Rudman & Robbins LLP

In January 2014, the Board authorized a new $100 million share repurchase program and directors immediately began selling their shares into the buyback. In that first quarter of 2014, over 9% of the buyback were directors selling their own shares. This continued throughout 2014 with directors selling another $2 million worth of stock over the rest of the year. Then, in the first quarter of 2015, the Company repurchased $7.8 million worth of shares while Progress directors sold $1.3 million worth of stock in that quarter. A full 17.3% of the buyback in that quarter was essentially purchased from directors selling their own shares. We have never seen anything like this.

We also note that Mr. Egan, as Chairman, did nothing to stop this until Praesidium raised the issue with him. Even then it took multiple phone calls and emails to get Mr. Egan to take action and put a stop to this troubling practice.

The Board’s lack of concern for shareholders’ interests can best be highlighted at Progress’s 2017 Annual Meeting of Stockholders (the “Annual Meeting”).  Several members of the Praesidium team attended hoping to meet and speak with the individual board members, including Mr. Egan. To our shock and dismay, not one independent board member, not even the Chairman, attended the Company’s Annual Meeting.  Given the massive underperformance of the stock, the atrocious acquisition history, and the revolving C-suite, how can every independent Board member ignore shareholders and fail to attend such an important meeting?  We think the individual Board members’ actions (or lack thereof) are a huge statement as to how they feel about the true owners of Progress. Shareholders deserve better than this.

A Better Way Forward and a Path to Value Creation

Progress’s current strategy and track record are simply indefensible. It is incumbent upon the Board to finally acknowledge that the Company is on a deeply flawed strategic path and that it needs to begin a formal process to reset the Company’s strategy and refresh the Board. We believe the Company requires new Board leadership immediately through the addition of Board members who have significant relevant experience and a track record of success in the enterprise software industry in order to be able to properly evaluate strategic opportunities and effect a transformation of Progress from a net destroyer of value to a company that can generate substantial and sustainable shareholder returns.

We are convinced that the problems we are highlighting at the Company can be fixed with new leadership in place and that our proposals will result in significant value creation for shareowners.  We plan to follow this letter and our presentation with direct meetings with shareholders of Progress and other investors in order to discuss our thoughts about this value-creation opportunity. We intend to shine a bright spotlight on the many failures of this Board under the leadership of Jack Egan and demonstrate why a reconstituted Board is immediately required at Progress.

Fortunately for Progress shareholders, despite the Board’s woeful history of value destruction, the Company’s core OpenEdge and DataDirect assets remain strong, highly-recurring cash flow generating businesses. On a basic level, OpenEdge can be described as a set of tools that its customers (Application Partners) use to build their own software applications that are, in turn, sold to end customers. It combines the stickiness and recurring revenue stream of an enterprise software company with the high margin, stable cash flow dynamics of a royalty stream. OpenEdge’s royalty model should allow the business to generate some of the highest operating margins in the software industry given the lack of need for a direct salesforce. In addition, while not quite a royalty stream, the DataDirect Connect (now the DCI segment) business has similar economics. These connectivity tools are embedded into the end products of many of the world’s largest software providers and large customers renew their products every few years based on multi-year licensing agreements. As a result, this business should generate similar operating margins to OpenEdge as the cost of selling the end product is largely borne by the customer base.

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Although lacking in growth opportunities, we believe the core OpenEdge / DataDirect businesses have some of the best economics of any business we have come across, that in the hands of the right management team and Board could create tremendous shareholder value going forward. We believe the opportunity to drive significant value at Progress is twofold, starting first with maximizing the cash generation of the core business by running it as efficiently as possible. Our analysis shows the core OpenEdge/DCI businesses, due to their royalty stream nature, require very little direct sales expenses and if run efficiently would generate exceptionally high levels of profitability. As a whole, we believe Progress could generate operating margins as high as 56% if run efficiently, driven by the core OpenEdge/DCI businesses; however, the Company only had an adjusted operating margin of 30% in 2016 due to the wasteful and misguided spending on sales & marketing, and R&D that has driven zero incremental growth.

For example, with ~65% of Progress’s total license revenue driven by the unique royalty like model necessitating substantially lower sales & marketing expenses, our analysis shows that sales and marketing for the Company should be – if run efficiently – 55-56% of license sales versus approximately 80% of license revenue for a typical enterprise software company. Instead, in 2016, sales and marketing expense was 90% of license sales. The R&D spend is even worse. Benchmarking against a group of well-known mature software companies with legacy products, we find that they have averaged 1% organic growth and R&D averages 12% of sales. Progress, on the other hand – with a similar 1% organic growth rate – spends an astronomical 22% of its sales on R&D, approximately twice the level we estimate it should be at Progress.

Together, we estimate the excess sales and marketing and R&D spend is approximately $106 million annually, and represents a significant opportunity for cost reductions. We believe the opportunity to drive significant increases in profitability and cash flow is enormous for a disciplined and experienced management team backed by Board members with a strong history of running companies efficiently.

The second component of value creation is taking the fully maximized cash flow that the core Progress business is capable of generating and reinvesting it into a proven, repeatable, low-risk strategy focusing on driving high returns on capital as opposed to growth at any price. This return on capital based approach has been adopted by several leading software consolidators which have driven dramatic increases in shareholder and enterprise value, as shown in the table below. We have studied each one of these companies in detail and, in fact, we have been a large shareholder of Open Text since 2011, so we understand the model intimately. While each of the three companies below approach their businesses slightly differently, the commonality is that all are low organic growth businesses that have a capital allocation strategy expressly focused on generating high returns on capital as opposed to trying to acquire top-line growth at any price, which is in stark contrast to Progress’ misguided capital allocation strategy. As you can see, despite having similar organic growth rates and smaller enterprise values (with less net cash on their balance sheets than Progress) at the starting point, the difference in shareholder value creation that these three companies have generated over the last decade by focusing on return on capital as opposed to growth, in the case of Progress, is truly staggering.

	Average Organic Growth Rate 2011-16	Fiscal Year End 2006		Fiscal Year End 2016
		Enterprise Value	% of Progress EV	Enterprise Value	% of Progress EV
Progress	1%	$606.3M		$1.3 billion
Micro Focus	(2%)	$549.4M	91%	$6.2 billion	477%
Open Text	1%	$383.4M	63%	$8.1 billion	623%
Constellation Software	2%	$269.7M	45%	$9.6 billion	739%

Source: SEC filings

We believe the path that we are proposing, would allow Progress to become the next great software consolidation player, by putting the prodigious cash flow that the Progress core business generates into the hands of a very skilled management team that has a strong track record of executing such a strategy.

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Praesidium has also retained two of the most respected CEOs in the software industry as advisors who have validated our proposed plans for Progress, and to work with us to drive value for all shareholders: Mark Fusco and John Shackleton. Both of these individuals have incredible track records of creating enormous shareholder value by operating efficiently, and maximizing cash flow:

Mark Fusco, former President & CEO, Aspen Technology - Mr. Fusco has over two decades of experience in the software space, most recently as CEO of Aspen Technology (“Aspen”) from January 2005 until September 2013. During his time as CEO of Aspen, Mr. Fusco engineered a dramatic turnaround of the company, taking a historically mismanaged business with little control over costs and driving dramatic efficiencies throughout the organization. Mr. Fusco also guided Aspen through a business model transition, from an upfront license business to a token-based business model. Mr. Fusco has earned a tremendous amount of respect in the investment community through his history of driving exceptional operational execution. During his tenure as CEO of Aspen the company’s operating margins grew from 3% to 37% and cash flow grew from $30 million to $141 million. The stock price was $6.11 when he became CEO and was $34.55 when he stepped down – a CAGR of 22%.

John Shackleton, former President & CEO, Open Text Corporation - Mr. Shackleton has over 30 years of experience in the software industry. Mr. Shackleton spent 14 years at Open Text Corporation (“Open Text”), first as President before becoming CEO in July 2005. While at Open Text, Mr. Shackleton played an integral role in developing the company’s robust M&A model, creating a culture of operational efficiency. During his tenure as CEO, Open Text completed 17 acquisitions for $1.25 billion. Over the period that Mr. Shackleton was CEO, Open Text’s operating margins grew from 12.5% to 27.1% and cash flow grew from $39.4 million to $185 million. The split adjusted stock price was $3.54 when he became CEO and was $12.78 when he stepped down – a CAGR of 22%.

With our advisors’ input and expertise, we have developed strategies that we believe can transform Progress into a significant compounder of shareowner wealth that could increase free cash flow by over 70% by pursuing significant reductions in unnecessary costs and running the Company efficiently – something we believe Mr. Fusco is perhaps the best in the industry at – and driving the company down a path of a low-risk, high-return software consolidator model that Mr. Shackleton is an industry pioneer. We believe that Progress can achieve a stock price of $55 in the short-term by simply cutting out excessive and unproductive sales and marketing, and R&D expenses to levels more appropriate for its royalty-like business model and low-organic growth rate. This will unleash the true underlying free cash flow generating capability of Progress, which, as we have seen with the other software consolidators highlighted above, has the ability to create enormous shareholder value over time if reinvested through a low-risk, high ROI focused capital allocation strategy. We estimate that Progress could be worth over $80 per share in a few years, due to the compounding value this model can generate as the cash flow is reinvested at high rates of return. We believe this is an incredibly unique and compelling opportunity that Progress shareholders cannot afford to miss out on again.

Response to the Progress CEO “Special Letter to Progress Shareholders”

On September 12th, Progress issued a press release that referenced a potential acquisition of an unrelated third party that Praesidium brought to the Board to evaluate with the benefit of the assistance of Praesidium and its advisors.  Praesidium, together with its advisors, did a considerable amount of work on this acquisition opportunity for Progress shareholders because we strongly believe it has the potential to propel the Company down the right strategic path, including through the installation of an experienced management team that can execute on the consolidation strategy and drive shareholder value for many years. We spent hundreds of hours analyzing this opportunity and engaged in numerous discussions with all of the members of the third party’s management team.

The Board’s assertion that it “evaluated the idea but ultimately concluded it was not in the best interests of Progress or is its shareholders” is absolutely outrageous. During our July 31st presentation to the Board, Chairman Jack Egan wouldn’t allow directors to ask us even a single question. Following the meeting, there were literally no follow-up questions posed by the Board to us or our advisors in the days and weeks that followed, nor are we aware of any contact made by the Board with the third-party private company. Furthermore, the Board was not able to properly assess the compelling opportunity we presented following our one-hour meeting on July 31st because it was unwilling to sign even a limited non-disclosure agreement with Praesidium, that would have allowed us to share a copy of the full presentation we delivered to the Board. We find it impossible to fathom that the Board could have thoroughly evaluated this potential transaction, which we believe could be massively value creating for shareholders, without at least taking the basic steps described above. In reality, we believe the Board did not seriously consider our proposal but simply dismissed it given that it would require a significant shift in direction at the Company, necessitating major changes in management and the Board that we believe are desperately needed.   This is just another example of the Board not acting in the best interests of shareholders, but is intent on continuing down the same value destructive path it has been on for the last 14 years.

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Where we are now and next steps

We have been patient long-term shareholders of the Company, however, our frustration with the Board has run its course. Progress’s current strategy and track record are indefensible. It is incumbent on the Board and individual directors to finally acknowledge that the Company is on a deeply flawed strategic path and begin a formal process to reset the Company’s strategy and refresh the Board.

We therefore demand that the Board immediately take the following actions to arrest the continued destruction of shareholder capital:

•	Jack Egan agrees to resign immediately as Chairman of the Board;

•	Immediately cease the current acquisition strategy directed by CEO Yogesh Gupta and the Board;

•	Add five new Board members as follows: (i) each of the three highly-qualified individuals we have identified, whose brief biographies are attached to this letter; (ii) a Praesidium representative; and (iii) an additional highly-qualified individual to be identified by Praesidium shortly; and

•	Immediately and seriously engage with Praesidium on ways to initiate a formal process to reset the Company’s failed strategy and adopt a low-risk, repeatable, proven strategy of operating efficiently, maximizing cash flow, and focusing on return on investment.

Praesidium would like to assist the Company in this strategic reset process. We are laser-focused on doing everything we can to drive value for the shareholders of Progress Software. As always, we remain immediately available to discuss the contents of this letter and the opportunities we have presented in more detail. Please understand, we will not tolerate any further delay and will use every remedy available to hold each Board member accountable if you continue to fail to act as independent fiduciaries for shareholders.

Sincerely,

/s/ Kevin Oram, /s/ Peter Uddo

Kevin Oram, Peter Uddo

Co-Founders and Managing Partners

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Proposed Board Members

John Shackleton, Former President & CEO, Open Text

Mr. Shackleton has over 30 years of experience in the software industry. Mr. Shackleton spent 14 years at Open Text, first as President before becoming CEO in July 2005.While at Open Text, Mr. Shackleton played an integral role in developing the company’s robust M&A model, creating a culture of operational efficiency. During his tenure as CEO, Open Text completed 17 acquisitions for $1.25 billion. Currently, Mr. Shackleton is CEO of SilkRoad Technology, a provider of talent management software.

Mark Fusco,  Former President & CEO, Aspen Technology

Mr. Fusco has over two decades of experience in the software space, most recently as CEO of Aspen Technology from January 2005 until September 2013. During his time as CEO of Aspen, Mr. Fusco engineered a dramatic turnaround of the company, taking a historically mismanaged business with little control over costs and driving dramatic efficiencies throughout the organization. Mr. Fusco also guided Aspen through a business model transition, from an upfront license business to a token-based business model. Mr. Fusco has earned a tremendous amount of respect in the investment community through his history of driving exceptional operational execution. Mr. Fusco is a director of Viewpoint, Black Duck Software, and Dyn.

Russ Stuebing, Former VP of Corporate Development, OpenText, Former VP of Corporate Development, Equifax

Mr. Stuebing has nearly a decade in technology corporate development, including over seven years as VP of Corporate Development at Open Text. During Mr. Stuebing’s time at Open Text, the company deployed $2.5 billion of capital on more than 20 acquisitions, including GXS, Open Text’s largest acquisition at $1.1 billion. Mr. Stuebing worked closely with CEO John Shackelton to drive Open Text’s integration strategy. Prior to becoming VP of Corporate Development, Mr. Stuebing spent eight years as a Director of Financial Planning & Analysis at Open Text. Since leaving Open Text, Mr. Stuebing has also spent time in corporate development at Equifax.

Praesidium Principal – to be named.

Fifth highly-qualified individual – to be named.

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